EXHIBIT 11

                STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
                (In thousands, except Earnings per Common Share)

                                                Three Months Ended
                                      March 31, 1998         March 31, 1997
                                      ---------------        --------------

Net income                                $  254                 $  384
Average Shares Outstanding                 2,312                  1,479
Basic Earnings per Share                  $ 0.11                 $ 0.26

                                                Three Months Ended
                                      March 31, 1998         March 31, 1997
                                      --------------         --------------
Net Income                                $  254                 $  384
Average Shares Outstanding                 2,362                  1,479
Diluted Earnings Per Share                $ 0.11                 $ 0.26